

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 26, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

> RE: Form 10-KSB for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended June 30, 2008
>   File No. 1-14297

Dear Mr. Johal:

We have reviewed your response letter dated August 14, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Note 2. Description of Business, History and Summary of Significant Policies, page F-4

2. We note your response to prior comment 5. Please address the following:

- It is unclear what additional disclosures you intend to provide to address how you test your inventory for recoverability, including the specific methodologies, estimates, and assumptions you use in your recoverability tests. Please provide us with a comprehensive explanation and show us the additional disclosures you intend to provide. Please also provide detailed support for any assumptions regarding future sales of this inventory;

- You state that you regularly monitor inventory quantities on hand and record write-downs for excess and obsolete inventories based primarily on your forecast of product demand and production requirements. Please help us understand how your evaluation of this forecast led to your determination that the remaining amount of reported inventory is recoverable; and

- From inception (March 21, 2004) through March 31, 2008, you have recorded costs of goods sold of approximately $60,000. The disclosures on the face of your statement of operations indicate that approximately $47,000 of this amount reflects write-downs of inventory. In light of the limited amount of actual inventory sold, please tell us what consideration you gave as to whether you have excess inventories which may need to be classified as noncurrent given that they may not be sold within your normal operating cycle.

Note 5. Notes Payable, page F-6

3. You disclose that on April 1, 2008 the Company entered into a First Amended and Restated Agreement for Convertible Note with Amin S. Lakha. You further disclose that on April 14, 2008 the Company entered into a First Amended and Restated Loan Agreement with Gisela Brinkhuas. With reference to the restated terms and additional consideration given for each agreement tell us supplementally and expand your disclosures in future filings to address your accounting for these transactions. In this regard, Note 9 does not appear to disclose and discuss the 600,000 warrants and 125,000 warrants issued in connection with the Lakha agreement.

Note 8. Capital Stock Transactions

Preferred Stock, page F-8

4. You disclose that the Series A Preferred Stock shall have dividends accrue and be payable quarterly. In this regard, please disclose what consideration was given to these dividends in your determination of earnings per share in accordance with paragraph 9 of SFAS 128 and EITF Topic D-82.

5. We note that you recorded a discount related to the Series A Preferred Stock. Please clearly disclose what this discount is related to, how you computed the discount amount, the period over which you intend to amortize the discount, and how you will account for the amortization in your determination of earnings per share. If it relates to the Series A-1 Warrants, ensure you expand your disclosures to discuss the specific terms of these warrants.

6. Tell us supplementally and disclose in future filings the terms of the Registration of Rights Agreement and the accounting implications of such agreement.

7. Tell us supplementally and disclose in future filings the potential implications to the Company of the Irrevocable Voting Proxy and Trust Agreement.

Note 11. Legal Proceedings, page F-10

8. You state that you recently learned that AudioStocks, Inc., BCGU, LLC, Noctua Fund, LP, may be related parties. You are concerned that these related parties gained first hand knowledge of you including direct access to shareholders and that such information may have been used to craft agreements to the benefit of the related parties and the determent of you and your shareholders. You also note that the $250,000 investment was received from Black Forest International, LLC, but the 250,000 shares of preferred stock with convertible rights and possible directorship were granted to Noctua Fund, LP and that you have no documentation that explains why this occurred. You further note that Black Forest has requested to take its seats on the Board of Directors and subsequently, Noctua Fund, LP has also elected to exercise its directorships. Therefore, at this time you cannot honor any requests from Noctua Fund, LP or its related parties since you may be open to liability from Black Forest for an alleged claim of its beneficial rights. Please expand your disclosure related to each of these matters to address the potential impact each matter has had or could have on your financial statements.   Please also provide the disclosures required by paragraphs 8 through 10 of SFAS 5, if applicable.

* * * *

Mr. Munjit Johal
August 26, 2008
Page 4 of 4

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief